UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of February 2022

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

In January and February 2022, Sanofi issued the press releases attached hereto as Exhibits 99.1 and 99.2 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated January 31, 2022: CHMP recommends approval of Dupixent® (dupilumab) for children aged 6 to 11 years with severe asthma with type 2 inflammation

Exhibit 99.2	Press release dated February 3, 2022: Sanofi unveils new corporate brand and logo – unites the company under one purpose and a single identity

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated January 31, 2022: CHMP recommends approval of Dupixent® (dupilumab) for children aged 6 to 11 years with severe asthma with type 2 inflammation

Exhibit 99.2	Press release dated February 3, 2022: Sanofi unveils new corporate brand and logo – unites the company under one purpose and a single identity

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 4, 2022	SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Securities Law and Capital Markets

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